HUDSON TECHNOLOGIES, INC.

One Blue Hill Plaza

Pearl River, NY 10965

845-735-6000 (Phone)

December 15, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	HUDSON TECHNOLOGIES, INC. (the "Company")

Registration Statement on Form S-3 (File No. 333-207969)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the Company hereby requests that such Registration Statement be declared effective at 4:00 p.m. Eastern time on Friday, December 18, 2015, or as soon thereafter as practicable. This hereby confirms that the Company and the signatories to the Registration Statement are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering contemplated by the Registration Statement.

Furthermore, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUDSON TECHNOLOGIES, INC.

By:	/s/ Kevin J. Zugibe
	Name:	Kevin J. Zugibe
	Title:	Chairman and Chief Executive Officer

cc (via email): Christopher Ronne (SEC)